Exhibit 99.3
investorLink
April 21, 2008
Business Outlook
•	For fiscal 2009, under US GAAP, revenue is expected to be between US$2.65 bn and US$2.69 bn, implying a growth rate of 24.0% to 26.0% over fiscal 2008. Basic earning per ADS* for fiscal 2009 is expected to be between US$1.44 and US$1.47, implying a growth rate of 15.2% — 17.6% over fiscal 2008.

•	Corresponding revenue under Indian GAAP consolidated is expected to be between Rs. 10,500 crore and Rs. 10,670 crore, implying a growth rate of 23.9% and 25.9% over fiscal 2008. EPS for the full year is expected to be between Rs. 29.54 to Rs. 30.04, implying a growth rate of 17% to 19%.

•	For Q1 FY 2009, under US GAAP, revenue is expected to be between US$631.7 mn and US$634.8 mn, implying a growth rate of 3% to 3.5%. Basic earning per ADS* for the quarter is expected to be US$0.38, implying a growth rate of 11.8%.

•	For Q1 FY 2009, under Indian GAAP consolidated, corresponding revenue is expected to be between Rs. 2,500 crore and Rs. 2,512.5 crore, implying a growth rate of 3.5% and 4.0%; EPS for the quarter is expected to be between Rs. 7.64 to Rs. 7.68, implying a growth rate of 9.7% to 10.2%.
* Excluding Fringe Benefit Tax (FBT) on ESOPs
Consolidated Indian GAAP Highlights
The highlights of the results under Indian GAAP Consolidated basis are:
Q4 FY08
•	Revenue was Rs. 2,416.02 crore; a YoY increase of 35.8%and a sequential increase of 10.0%.

•	Net Profit after Tax was Rs. 466.85 crore; a YoY increase of 18.6% and a sequential increase of 7.7%.

•	EPS for Q4 was Rs. 6.97; a YoY increase of 16.6% and a sequential increase of 7.6%.

•	EBITDA margin for the quarter was 22.79%.
FY 2008
•	Revenue was Rs. 8,473.49 crore; a growth of 30.7% over fiscal 2007.

•	Net profit after tax was Rs. 1,687.89 crore; a growth of 20.2% over fiscal 2007.

•	EPS at Rs. 25.24 grew by 17.7% over FY 2007.

•	EBITDA margin for the year was 21.65%.
US GAAP Highlights
The highlights of the results under US GAAP are:
Q4 FY08
•	Revenue was US$613 mn; up 49.1% YoY and 9.0% sequentially.

•	Net Income was $112 mn; YoY increase of 30.1% and a sequential increase of 2.4%.

•	Basic earning per ADS for the quarter was US$0.34; increase of 30.8% YoY and up 3.03% sequentially.

•	Operating margins (EBIT) for the quarter was 19.8%.
FY 2008
•	Revenue was US$2,138 mn; a growth of 46.3%.

•	Net Income was US$417 mn; a growth of 39.7%.

•	Basic earning per ADS for fiscal 2008 was US$1.25; an increase of 37.4% over fiscal 2007.

•	Operating margins (EBIT) for the year was 19.12%.

Others
•	The parent company ended the quarter with 45,969 associates, an addition of 1,122 associates including 679 trainees for Q4 08. The number of associates including the subsidiaries and joint ventures stood at 51,127.

•	Attrition on a trailing twelve months basis fell to 13.09% from 13.11% in Q3. Annualized quarterly attrition for Q4 stood at 11.48%.

•	32 customers including 4 Fortune 500 customers added.
Q4 Table of Contents

Chairman’s Message	2
Indian GAAP Consolidated P&L quarter ended	3
Indian GAAP Consolidated P&L year ended	4
Indian GAAP Consolidated Balance Sheet	5
Indian GAAP Standalone P&L quarter ended	6
Indian GAAP Standalone P&L year ended	7
Indian GAAP Standalone Balance Sheet	8
Financial Highlights — US GAAP quarter ended	9
Financial Highlights — US GAAP year ended	10
Financial Highlights — IFRS	11
Subsidiaries and Joint Ventures	12
Awards & Recognition	13
Business Highlights	14
Operational parameters for Q4, Fiscal 2008	15

Chairman’s Message
Dear Investor,
It is my distinct pleasure to report that Fiscal Year 2008 was exceptional for Satyam; our US GAAP revenues grew 46 percent, well beyond our 30 percent guidance from a year ago. It is heartening to note that we crossed the $2 billion milestone for the year. Net income growth was 40 percent. In Q4, Satyam grew 9 percent sequentially, which placed us at the forefront of our industry in terms of growth rates.
Our superior performance resulted from a sharper focus on strengthening customer partnerships. Our increased portfolio of services helped us garner a higher share of our customers’ spending, resulting in greater work volumes. The effectiveness of our strategy was borne out by several key statistics: Satyam now has two customers with an annual run-rate greater than $100 million, while 50 customers exceeded $10 million run-rate. The list of customers with an annual run rate of US$1 million is 230, a demonstration of our ability to win new customers, and an indication of future growth potential. Also, during Q4, we added 32 new clients, four of which are Fortune 500 companies. Manpower trends for FY08 are also encouraging. Today, the organization has more than 51,000 employees working in 63 countries. Annualized quarterly attrition continued its downward trend, dropping to 11.5 percent in Q4.
We are invited to participate in business transformation efforts with increasing frequency — to cultivate deeper partnerships with clients. To more accurately reflect this qualitative shift in the market to higher value delivery, we have adopted a new tagline —“Business Transformation. Together.”— which expresses the initiatives we undertake to ensure that our customers are able to experience long-term competitive advantage and receive superior value in a volatile market. It also reinforces our efforts to deliver a greater portion of our services within the context of transformational partnerships.
We recognize the need to accelerate our ability to connect more deeply with our customers to enable true transformation. One way of achieving these objectives is through inorganic growth intervention. In addition to our Q3 acquisition of Bridge Strategy Group, a high-end, Chicago-based management consulting firm, we have now entered a definitive agreement with S&V, a renowned, Belgium-based supply chain management organization that ARC Advisory Group ranks among the world’s premier boutique SCM shops. And to better accommodate our clients’ needs for knowledge process outsourcing, we also intend to acquire Caterpillar’s market research and customer analytics business, including its intellectual property. This acquisition will strengthen our longstanding relationship with a critical customer; enable Satyam to offer MR&CA services to Caterpillar’s entire ecosystem — dealers, suppliers, etc. — and to the global marketplace, thereby contributing to non-linear growth.
These additions will enable Satyam to provide the full range of services — from strategy through implementation — for an even greater numbers of customers, and with enhanced value. Moreover, they bolster our ability to simplify our customers’ complex business problems and to develop and apply uncommon ideas and insights on their behalf.
Furthermore, we continue to monitor some of our major markets, where lagging economic conditions are hindering customer spending in selected sectors — a challenge to growth. Despite these concerns, Satyam will explore ways to maintain growth, including expansion into different industries, regions, and services.
Against this backdrop, we look forward to a revenue growth rate of 24 to 26 percent in FY09 (in both Indian and US GAAP). While EPS is expected to grow in the range of 17 to 19 percent in Indian GAAP, the EPADS* is expected to grow in the range of 15.2 to 17.6 percent, as per US GAAP.
The Board has proposed a final dividend of 125 percent. The total dividend for FY08 stands at 175 percent, including the interim dividend of 50 percent.
* Excluding Fringe Benefit Tax (FBT) on ESOPs

Financial Highlights — Indian GAAP Consolidated
Profit and Loss Account Summary for the quarter ended
In Rs. crore, except per share data

					Growth over
			Growth over March		December 2007
	March		2007 Quarter	December	Quarter
	2008	2007	(%)	2007	%
Income
Services
— Exports	2,350.55	1,701.01	38.19	2,128.16	10.45
— Domestic	65.47	78.14	(16.21)	67.4	(2.86)
Total Services Income	2,416.02	1,779.15	35.8	2,195.56	10.04
Expenditure
Personnel Expenses	1,469.93	1,076.26	36.58	1,380.64	6.47
Cost of Software and Hardware sold	0.71	0.5	42.00	0.68	4.41
Operating and Administration Expenses	394.73	292.17	35.10	343.05	15.06
	1,865.37	1,368.93	36.26	1,724.37	8.18
Operating Profit (EBITDA)	550.65	410.22	34.23	471.19	16.86
EBITDA margin	22.79%	23.06%		21.46%
Financial Expenses	4.57	7.42	(38.41)	8.12	(43.72)
Depreciation	43.53	35.39	23.00	42.31	2.88
Operating profit after interest& Depreciation	502.55	367.41	36.78	420.76	19.44
Other Income	22.97	70.4	(67.37)	70.49	(67.41)
Profit Before Tax	525.52	437.81	20.03	491.25	6.98
Provision for Taxation	58.67	44.23	32.65	57.62	1.82
Profit After Taxation and Before Minority Interest	466.85	393.58	18.61	433.63	7.66
Minority interest
Profit After Taxation and Minority Interest	466.85	393.58	18.62	433.63	7.66
Earnings Per Share — ( Rs. per equity share of Rs. 2 each)
Basic	6.97	5.98	16.56	6.48	7.56
Diluted	6.82	5.83	16.98	6.33	7.74
No. of shares used in computing Earnings Per Share
Basic	670,207,831	658,453,453		669,099,628
Diluted	684,682,575	675,226,372		684,745,354
“Fiscal 2008 saw a remarkable performance on the revenue front. In addition, we achieved significant improvements in all the operating parameters which helped us manage margins better in a steeply appreciating currency environment. We are also happy to report our Fiscal Year 2008 results in accordance with the International Financial Reporting Standards, making Satyam one of the first Indian companies to do so.”
— V. Srinivas, CFO

Financial Highlights — Indian GAAP Consolidated
Profit and Loss Account Summary for the year ended
In Rs. crore, except per share data

			Growth over
	March		March 2007
	2008	2007	(%)
Income
Services
— Exports	8,220.84	6,188.12	32.85
— Domestic	252.65	296.96	(14.92)
Total Services Income	8,473.49	6,485.08	30.66

Expenditure
Personnel Expenses	5,259.50	3,857.93	36.33
Cost of Software and Hardware sold	2.32	2.27	2.2
Operating and Administration Expenses	1,376.84	1,087.17	26.64
	6,638.66	4,947.37	34.19
Operating Profit (EBITDA)	1,834.83	1,537.71	19.32
EBITDA Margin	21.65%	23.71%

Financial Expenses	20.19	15.92	26.82
Depreciation	163.59	148.44	10.21
Operating profit after interest & Depreciation	1,651.04	1,373.34	20.22
Other Income	267.2	183.28	45.79
Profit Before Tax	1,918.25	1,556.63	23.23
Provision for Taxation	230.36	152.01	51.54
Profit After Taxation and Before Minority Interest	1,687.89	1,404.62	20.17
Minority interest		0.12
Profit After Taxation and Minority Interest	1,687.89	1,404.74	20.16
Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	25.24	21.45	17.67
Diluted	24.71	20.98	17.78
No. of shares used in computing Earnings Per Share
Basic	668,673,978	654,853,959
Diluted	683,138,400	669,705,425

Indian GAAP Consolidated
Balance Sheet as at
In Rs. crore

	March 31		December 31
	2008	2007	2007
Sources of Funds
Shareholders’ Funds
(a) Share Capital	134.1	178.94	133.91
(b) Share Application Money, Pending Allotment	1.83	7.85	3.13
(c) Reserves and Surplus	7,103.27	5,565.81	6,803.58

	7,239.20	5,752.60	6,940.62
Loan Funds
(a) Secured Loans	216.65	147.88	191.37
	7,455.85	5,900.48	7,131.99

Application of Funds
Fixed Assets
(a) Gross Block	1,960.19	1,505.44	1,906.89
(b) Less: Depreciation	1,141.73	984.79	1,098.96

(c) Net Block	818.46	520.65	807.93
(d) Capital Work in Progress	460.95	301.69	376.76

	1,279.41	822.34	1,184.69
Deferred Tax Asset (Net)	87.18	43.67	74.69
Current Assets, Loans and Advances
(a) Inventories	0.09	0.02	0.05
(b) Sundry Debtors	2,370.28	1,743.17	2,199.81
(c) Cash and Bank Balances	4,502.42	3,991.42	4,161.55
(d) Loans and Advances	391.92	229.61	313.84
(e) Other Current Assets	272.5	64.91	221.01

	7,537.21	6,029.13	6,896.26
Less: Current Liabilities and Provisions
(a) Current Liabilities	897.71	574.53	748.99
(b) Provisions	550.24	420.13	274.66
	1,447.95	994.66	1,023.65

Net Current Assets	6,089.26	5,034.47	5,872.61

	7,455.85	5,900.48	7,131.99

Financial Highlights — Indian GAAP Standalone
Standalone Profit and Loss Account Summary for the quarter ended
In Rs. crore, except per share data

					Growth
					over
			Growth over		December
			March 2007		2007
	March		Quarter	December	Quarter
	2008	2007	(%)	2007	%
Income
Services
— Exports	2,255.15	1,637.18	37.75	2,044.74	10.29
— Domestic	64.23	71.85	(10.61)	65.84	(2.45)
Total Services Income	2,319.38	1,709.03	35.71	2,110.58	9.89
Expenditure
Personnel Expenses	1,408.84	1,036.07	35.98	1,326.28	6.22
Operating and Administration Expenses	365.05	265.78	37.35	315.58	15.68
	1,773.89	1,301.85	36.26	1,641.86	8.04

Operating Profit (EBITDA)	545.49	407.18	33.97	468.72	16.38
EBITDA margin	23.52%	23.83%		22.21%

Financial Expenses	0.68	4.93	(86.21)	4.28	(84.11)
Depreciation	36.8	30.46	20.81	35.91	2.48

Operating profit after interest, Depreciation	508.01	371.79	36.64	428.53	18.55
Other Income	18.46	69.37	(73.39)	68.69	(73.13)
Profit Before Tax	526.47	441.16	19.34	497.22	5.88
Provision for Taxation	58.02	43.66	32.89	56.22	3.20
Profit After Taxation (PAT)	468.45	397.5	17.85	441.00	6.22
Earnings Per Share — ( Rs. per equity share of Rs. 2 each)
Basic	6.99	6.04	15.73	6.59	6.07
Diluted	6.84	5.89	16.13	6.44	6.21
No. of shares used in computing Earnings Per Share
Basic	670,207,831	658,453,453		669,099,628
Diluted	684,683,919	675,226,372		684,745,354

Financial Highlights — Indian GAAP Standalone
Standalone Profit and Loss Account Summary for the year ended
In Rs. crore, except per share data

			Growth over
	March		March 2007
	2008	2007	(%)
Income
Services
— Exports	7,889.18	5,961.06	32.35
— Domestic	248.10	267.41	(7.22)
Total Services Income	8,137.28	6,228.47	30.65

Expenditure
Personnel Expenses	5,045.54	3,706.04	36.14
Operating and Administration Expenses	1,263.20	993.31	27.17
	6,308.74	4,699.35	34.25
Operating Profit (EBITDA)	1,828.54	1,529.12	19.58
EBITDA Margin	22.47%	24.55%

Financial Expenses	5.94	7.61	(21.94)
Depreciation	137.94	129.89	6.20

Operating profit after interest& Depreciation	1,684.66	1,391.62	21.06
Other Income	257.20	181.61	41.62
Profit Before Tax	1,941.86	1,573.23	23.43
Provision for Taxation	226.12	150.00	50.75
Profit After Taxation (PAT)	1,715.74	1,423.23	20.55

Earnings Per Share — (Rs. per equity share of Rs. 2 each)
Basic	25.66	21.73	18.09
Diluted	25.12	21.25	18.21

No. of Shares used in computing Earnings Per Share
Basic	668,673,978	654,853,959
Diluted	683,138,400	669,705,425

Indian GAAP Standalone

Balance Sheet as at	In Rs. crore

	March 31		December 31
	2008	2007	2007
Sources of Funds
Shareholders’ Funds
(a) Share Capital	134.1	133.44	133.91
(b) Share application money pending allotment	1.83	7.85	3.13
(c) Reserves and Surplus	7,221.71	5,648.07	6,922.63
	7,357.64	5,789.36	7,059.67
Loan Funds
(a) Secured Loans	23.67	13.79	24.5
	7,381.31	5,803.15	7,084.17

Application of Funds
Fixed Assets
(a) Gross Block	1,486.53	1,280.40	1,452.25
(b) Less: Depreciation	1,062.04	930.45	1,026.47
(c) Net Block	424.49	349.95	425.78
(d) Capital Work in Progress	458.63	290.05	374.61
	883.12	640.00	800.39
Investments	493.8	201.15	472.56
Deferred Tax Asset (Net)	87.65	43.36	74.12

Current Assets, Loans and Advances
(a) Sundry Debtors	2,223.41	1,649.86	2,082.68
(b) Cash and Bank Balances	4,461.68	3,959.82	4,118.81
(c) Loans and Advances	400.2	261.75	309.54
(d) Other Current Assets	272.45	64.83	220.95
	7,357.74	5,936.26	6,731.98

Less: Current Liabilities and Provisions
(a) Current Liabilities	890.72	597.17	717.92
(b) Provisions	550.28	420.45	276.96

	1,441.00	1,017.62	994.88

Net Current Assets	5,916.74	4,918.64	5,737.10

	7,381.31	5,803.15	7,084.17

Financial Highlights — US GAAP
Unaudited Consolidated Statement of Operations Summary for the quarter ended
In million US dollars, except per share data and as stated otherwise

					Growth over
			Growth over March		December 2007
	March		2007 Quarter	December	Quarter
	2008	2007	(%)	2007	%
Revenues	$613.30	$411.30	49.1	$562.90	9.0
Gross Profit	$234.10	$147.00	59.3	$202.40	15.7
Operating Income	$121.10	$81.00	49.5	$107.20	13.0
Operating Margin	19.75%	19.69%		19.04%
Income Before Income Taxes, Minority Interest and Equity in Earnings / (Losses) of Associated Companies	$125.50	$95.20	31.8	$122.80	2.2
Income Taxes	($13.30)	($8.90)	49.44	($13.10)	1.5
Income Before Equity in Earnings / (Losses) of Associated Companies	$112.20	$86.30	30.0	$109.70	2.3
Equity in Earnings / (Losses) of Associated Companies, net of taxes	0.1	$0.00	—	—
Net Income	$112.30	$86.30	30.1	$109.70	2.4
Earnings Per ADS*:
Basic	$0.34	$0.26	30.77	$0.33	3.03
Diluted	$0.33	$0.26	30.77	$0.32	6.25
Weighted average number of shares used in computing earnings per share (in millions)
Basic	666.8	656.2		666.8
Diluted	679.8	669.7		680.4

*	1ADS is equal to 2 shares
Reconciliation between Net Profit as per Indian GAAP Consolidated financials and US GAAP
In million US $

	Quarter ended March 31				Quarter ended
	2008		2007		December 31 2007
Profit as per the Indian GAAP Financial Statements		$117.60		$89.40	$110.20
Add / (Deduct) :
1 Deferred Stock Compensation Charge	$	'(0.6)	$	'(2.00)	$ '(0.5)
2 Others, net	$	'(4.7)	$	'(1.10)

Net Income as per USGAAP Financial Statements	$	'112.3		$86.30	$109.70

Financial Highlights — US GAAP
Unaudited Consolidated Statement of Operations Summary for the year ended
In million US dollars, except per share data and as stated otherwise

			Growth over
	March		March 2007
	2008	2007	(%)
Revenues	$2,138.10	$1,461.40	46.3
Gross profit	$779.00	$523.80	48.7
Operating income	$408.70	$291.60	40.2
Operating Margin	19.12%	19.95%

Income before income taxes, minority interest and equity in earnings/(losses) of associated companies	$469.80	$328.20	43.1
Income taxes	$(52.90)	$(30.60)	72.9
Income before equity in earnings / (losses) of associated companies	$416.90	$297.60	40.1
Equity in earnings / (losses) of associated companies, net of taxes	$0.10	$0.80	—
Net income	$417.00	$298.40	39.7

Earnings per ADS*:
Basic	$1.25	$0.91	37.4
Diluted	$1.23	$0.90	36.7

Weighted average number of shares used in computing earnings per share (in millions)
Basic	666.40	652.50
Diluted	679.40	666.00

*	1 ADS is equal to 2 shares
Reconciliation between Net Profit as per Indian GAAP Consolidated profits and US GAAP
In million US $

	Year ended March 31,
	2008		2007

Profit as per the Indian GAAP Financial Statements		$421.30		$311.90
Add / (Deduct) :
1 Deferred Stock Compensation Charge	$	'(2.4)	$	'(12.00)
2 Others, net	$	'(1.9)	$	'(1.50)

Net Income as per US GAAP Financial Statements		$417.00		$298.40

Financial Highlights — IFRS
Audited Consolidated Statements of Operations Summary for the year ended
In millions of US dollars except per share data and as stated otherwise

			Growth over
	March 31		March 2007
	2008	2007	(%)
Revenues	$2,138.10	$1,461.40	46.3
Gross profit	$780.80	$523.00	49.3
Operating income	$413.80	$294.60	40.5
Operating Margin	19.35%	20.16%

Income before income taxes, minority interest and equity in earnings/(losses) of associated companies	$474.30	$329.40	44.0
Income taxes	$(52.50)	$(30.90)	69.9
Income before equity in earnings / (losses) of associated companies	$421.80	$298.50	41.3
Equity in earnings / (losses) of associated companies, net of taxes			—
Net income	$421.80	$298.50	41.3
Earnings per ADS*:
Basic	$1.27	$0.91	39.56
Diluted	$1.24	$0.90	37.78
Weighted average number of shares used in computing earnings per share (in millions)
Basic	666.40	652.50
Diluted	679.40	666.00

*	1 ADS is equal to 2 shares
Reconciliation between Net Profit as per Indian GAAP Consolidated profits and IFRS
In million US $

	Year ended March 31,
	2008		2007

Profit as per the Indian GAAP Financial Statements		$421.30		$311.90
Add / (Deduct) :
1 Deferred Stock Compensation Charge	$	'(2.60)	$	'(12.00)
2 Others, net		$3.10	$	'(1.40)
Net Income as per IFRS		$421.80		$298.50

Subsidiaries and Joint Ventures

Quarterly Q4 FY08	In Rs. Crore

	Revenue	PAT
Subsidiaries
Satyam BPO (Formerly Nipuna)	72.96	1.55
Citisoft	22.43	1.82
STI	1.48	0.19
China	11.49	(3.99)
Joint Ventures
CA Satyam	2.74	0.40
Satyam Venture	18.14	0.36
Q4: Performance Against Guidance

	Parameters	Projected	Actuals
	Income from Software Services (Rs. Crore)	2,311 — 2,322	2,416.02
Indian GAAP	EPS (Rs)	7.23	6.97	*
	Income from Software Services (USD Million)	594.4 — 597.3	613.3
US GAAP	Basic EPADS (USD)	0.36	0.34	#

*	EPS is after factoring in an exchange loss of Rs. 46 crore for the quarter.

#	EPADS is after factoring in an exchange loss of USD 11.7 million and USD 4.89 million FBT on ESOPs for the quarter.
Business Outlook
Outlook is based on exchange rate of Rs.40/ US$
EPS and EPADS# is based on basic number of shares / ADS

	Q4 2008	Q1 2009	Growth	FY 2008	FY 2009	Growth
Indian GAAP Consolidated Financials
Revenue (Rs. Crore)	2,416	2,500 — 2,512.5	3.5% — 4.0%	8,473	10,500 — 10,670	23.9% — 25.9%
EPS (Rs. per share)	6.97	7.64 — 7.68	9.7% — 10.2%	25.24	29.54 — 30.04	17% — 19%
US GAAP
Revenue (US$ mn)	613.3	631.7 — 634.8	3.0% — 3.5%	2,138	2,651.5 — 2,694.0	24% — 26%
EPADS (US$ per ADS)#	0.34	0.38*	11.80%	1.25	1.44 — 1.47*	15.2% — 17.6%
Average INR/US$ exchange rate	39.81	40		40.03	40

*	Excluding Fringe Benefit Tax (FBT) on ESOPs

#	1 ADS is equal to 2 shares

Awards & Recognition
Satyam Earns Several Investor Relations Awards
The IR Global Rankings (“IRGR”), instituted by MZ Consult, (a global investor relations and financial communications firm), included Satyam in the five organizations it determined to have the “Best IR Website” in the Asia Pacific & Africa region. The awards recognize organizations that provide complete, accurate, and timely investor relations information.
Satyam also earned the top ranking in the global technology industry (and in India) for “Best Earnings Release and Financial Disclosure Procedures.” For the third consecutive year, Satyam was named one of the Top 5 APAC and Africa organizations with respect to earnings and disclosure practices. The organization also was judged to be among the region’s top two for “Best Corporate Governance Practices.” It is the second consecutive year Satyam has been recognized in this category.
Independent Research Firm Places Satyam among Oracle Implementation Leaders
An independent research organization named Satyam among the world’s leaders in Oracle implementation capabilities. “The Forrester WaveTM: Oracle Implementation Providers, Q1, 2008 (March 2008)” places Satyam among the leaders of “an extremely well-qualified pack.” The report also noted that Satyam has approximately 5,800 resources aligned across verticals such as airlines, financial services, higher education, life sciences, retail, telecom, and utilities. The provider has focused on building out industry-specific solutions and accelerators to reduce costs and speed time-to-market for its clients across a range of Oracle products.
Satyam BPO Earns Shared Services Honors
Satyam BPO won two prestigious Shared Services Excellence awards from the International Quality and Productivity Council. The company was honored in Orlando, Fla. during Shared Services Week, a conference organized by IQPC. Satyam was a winner in the “Best Business Process Outsource Provider” and “Best Customer Service Delivery Framework” categories. The IQPC Shared Services Excellence Awards honor, recognize, and promote Shared Services Organizations (SSOs) that demonstrate true best practices.
Business School recognizes Satyam’s IT Practices
The Amity Business School in Noida, India, honored Satyam with an award for “Best IT Practices—IT Sector.” The school’s in-house industry research team evaluated more than 200 companies on criteria such as culture, rewards and recognition, performance management, compensation and benefits etc.
Business Highlights
Satyam added 32 customers in Q4, four of which were Fortune 500 companies. All these four are in the financial services industry, which was, as a whole, judicious in its awarding of contracts. A sampling of the work Satyam is doing with high-profile, global organizations follows.
•	Satyam’s quality consulting expertise and exceptional working relationship with other vendors helped it win a quality consulting project for a large Korean shipbuilding and heavy equipment manufacturing company.

•	Satyam is implementing its Business Intelligence framework, iDecisionsTM on a “customer lifetime value enhancement” project for a large insurance company.

•	Satyam applied the Theory of Constraints to help a large Indian cement company transform its production schedules. The team created and implemented several strategies that reduced kiln downtime by between 20 and 30 percent, a huge boon to productivity.

•	Satyam is helping a Telecom company based in the Middle East standardize its processes, increase operational efficiencies, and report data more effectively via a large-scale, end-to-end ERP implementation. Satyam is working with the organization to define its requirements and design a robust solution.

•	Satyam worked with Canadian healthcare officials and an Ontario university to streamline the sharing of patient electronic health records. The program will reduce waiting times, a key requirement of the country’s healthcare program.

•	Satyam is working on several business integration projects for an Australian banking and insurance company, including enablement of enterprise-wide customer analytics and campaign management.
Satyam enters agreement to acquire S&V Management Consultants
Satyam agreed to acquire S&V Management Consultants, a Belgium-based supply chain management (SCM) consulting firm. Founded in 1992, S&V specializes in supply chain strategy and performance, and supply chain process excellence solutions.
S&V features 60 top-notch consultants, all of whom are Six Sigma-trained and APICS-certified. As a part of this transaction, Satyam also acquires an innovative business decision support software called Equazion®, a sophisticated supply chain performance management suite. The acquisition significantly reinforces Satyam’s supply chain strategy capabilities.
S&V will operate as a fully owned subsidiary of Satyam, maintaining its name and brand for the near future. The all-cash, $35 million consideration includes initial and performance-based payments.
Satyam to acquire Caterpillar’s Market Research and Customer Analytics (MR&CA) operations
Satyam and Caterpillar Inc., the world’s leading manufacturer of construction and mining equipment, diesel and natural gas engines, and industrial gas turbines, have agreed to terms for the sale of Caterpillar’s Market Research and Customer Analytics (MR&CA) operations.
The deal calls for Satyam to acquire Caterpillar’s MR&CA intellectual property and assets for $60 million. Satyam will also launch a business unit to provide MR&CA solutions and services globally to Caterpillar and to its other customers in various industries.
CAT’s MR&CA intellectual property and assets will complement Satyam’s business consulting capabilities, deep industry knowledge, and market research processes. Satyam is now positioned to offer knowledge process outsourcing services to the greater marketplace, a step in line with its objectives to transform its clients’ businesses.

Operational Parameters for Q4, Fiscal 2008
(Please note that all metrics are based on Indian GAAP Standalone numbers only)
A. Revenue Analysis
Analysis of Volume Growth (%)

Particulars	Q4 2008	Q3 2008	Q4 2007
Change in Volume (Total)	8.78	9.42	9.46
Break up of export revenue between offshore and onsite (%)

Location	Q4 2008	Q3 2008	Q4 2007	FY 2008	FY 2007
Offshore	52.68	52.11	50.62	51.84	48.66
Onsite	47.32	47.89	49.38	48.16	51.34
Total	100.00	100.00	100.00	100.00	100.00
Revenue by region (%)

Region	Q4 2008	Q3 2008	Q4 2007	FY 2008	FY 2007
America	60.62	60.02	62.56	60.17	64.53
Europe	20.69	20.52	19.86	20.58	18.69
Rest of World	18.69	19.46	17.58	19.25	16.78
Total	100.00	100.00	100.00	100.00	100.00
Revenue by service offerings (%)

Technology	Q4 2008	Q3 2008	Q4 2007	FY 2008	FY 2007
Application Development & Maintenance Services	44.37	44.02	46.42	44.02	47.46
Consulting and Enterprise Business Solutions	45.06	45.04	42.61	44.87	41.41
Extended Engineering Solutions	6.71	6.83	7.00	6.8	6.58
Infrastructure Management Services	3.86	4.11	3.98	4.31	4.55
Total	100.00	100.00	100.00	100.00	100.00
Revenue by line of business (%)

Line of business	Q4 2008	Q3 2008	Q4 2007	FY 2008	FY 2007
Banking, Financial Services & Insurance	21.84	22.4	24.74	22.87	26.97
Manufacturing	23.53	23.22	27.16	23.99	27.18
TIMES	21.5	23.07	21.79	22.49	20.58
Healthcare & Pharma	7.08	8.02	8.03	7.73	7.42
Retail, Transportation & Logistics	9.59	9.13	6.42	8.4	5.79
Others	16.45	14.16	11.86	14.52	12.06
Total	100.00	100.00	100.00	100.00	100.00

Operational Parameters for Q4, Fiscal 2008 (contd.)
Revenue by contract type (%)

Contract	Q4 2008	Q3 2008	Q4 2007	FY 2008	FY 2007
Time & Material	67.19	68.74	64.88	67.64	60.71
Fixed Bid	32.81	31.26	35.12	32.36	39.29
Total	100.00	100.00	100.00	100.00	100.00
Changes in billing rates (%)

	For the Quarter
Particulars	Sequential	Year on Year	FY 2008
Onsite	0.63	6.83	5.42
Offshore	0.51	5.54	4.49
B. Associate Data
Location-wise break up of Associates

Particulars	Q4 2008	Q3 2008	Q4 2007
Onsite	9,391	8,961	7,073
Offshore	32,767	32,421	25,269
Domestic	1,121	1,023	1,470
Total Technical	43,279	42,405	33,812
Support	2,690	2,442	1,858
Total	45,969	44,847	35,670
Total number of associates including subsidiaries & joint ventures is 51,127
Attrition

Particulars	Q4 2008	Q3 2008	Q4 2007
Attrition rate (TTM)	13.09	13.11	15.7
Utilization/Loading rates (in %)

Particulars	Q4 2008	Q3 2008	Q4 2007	FY 2008	FY 2007
Onsite	97.33	96.8	96.63	96.89	96.84
Offshore	85.60	83.71	78.42	82.86	78.52
Domestic	98.28	96.39	96.89	89.18	94.48
Offshore with trainees	81.84	78.21	71.34	78.40	70.50

Operational Parameters for Q4, Fiscal 2008 (contd.)
C. Customer Information
Revenue contribution (in %)

Revenues from	Q4 2008	Q3 2008	Q4 2007
Top client	4.51	5.43	6.11
Top 5 clients	18.99	20.7	22.17
Top 10 clients	30.85	33.48	36.25
Number of customers with annualized billing exceeding:

	Q4 2008	Q3 2008	Q4 2007
US$1 million	230	220	180
US$5 million	85	79	57
US$10 million	50	49	35
Revenue from existing business and new business (%)

	Q4 2008	Q3 2008	Q4 2007
Existing business	93.39	93.18	88.71
New business	6.61	6.82	11.29
Total	100.00	100.00	100.00
Other Information

Particulars	Q4 2008	Q3 2008	Q4 2007
New customers added	32	32	35
Number of active customers	617	598	538
Receivable days	86	89	87
Total number of customers including subsidiaries is 654

About Satyam Computer Services Limited
Satyam Computer Services Ltd. (NYSE: SAY) is a global IT consulting and services provider, offering a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing market. More than 51,000* highly-skilled professionals in Satyam work Onsite, Offsite, Offshore and Nearshore, to provide customized IT solutions for companies in several industry sectors.
Satyam’s ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam Development Centers in India, the USA, the UK, the UAE, Canada, Hungary, Malaysia, Singapore, China, Japan and Australia serve 654* global companies, of which 185* are Fortune Global 500 and Fortune US 500 corporations. Satyam’s presence spans 63 countries, across six continents.

*	Figures as per quarter ended March 31, 2008
For more information visit: www.satyam.com
Safe Harbor
This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements.Satyam undertakes no duty to update any forward-looking statements. For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6 — K concerning the quarter ended December 31, 2007, furnished to the United States Securities Exchange Commission on January 28, 2008 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at http://www.sec.gov.
Contact Information
Anomitra Bhattacharyya
Mayfair Centre, S.P. Road, Secunderabad — 500 003.
Ph: +91-40-30654182 Fax: +91-40-27840058
Email: Investorrelations@satyam.com